The Verona Firm, PLLC

Brett Alan Verona, Esq.
Post Office Box 18191
Tampa, FL 33679

TEL (813) 258-0852
FAX (813) 464-7757
Brett@TheVeronaFirm.com

Tuesday, January 04, 2022

Ms. Liz Packebusch
Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation

Re: BROOKMOUNT EXPLORATIONS INC
Amendment No. 5 to Offering Statement on Form 1-A
Filed November 30, 2021
File No. 024-11533

Ms. Packebusch:

Pursuant to the correspondence dated December 3, 2021, below please find our responses to your original comments (responses in bold). We will also be uploading the revised Regulation A offering as well.

1. Please have your offering statement signed by the issuer, the principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of your board of directors. Please see instructions to signatures for Form 1-A.

Response: The offering document has been revised accordingly.

Thank you for your time and attention to this matter. Please do not hesitate to reach out to me if you have any questions.

Kind regards,

DocuSigned by:
Brett Verona
8A1BDB770CEE47B

Brett Verona